# SEC Schedule 13D/A (Amendment No. 6) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Bright Scholar Education Holdings Limited, CIK 0001696355
CUSIP: 109199208
Title of class of securities: Class A Ordinary Shares, par value $0.00001 per share Class B Ordinary Shares, par value $0.00001 per share
Address of issuer's principal executive offices: Suites 6-7, The Turvill Bldg Old Swiss, 149 Cherry Hinton Road, Cambridge, England, United Kingdom (X0), Cb1 7bx
Date of event which requires filing of this statement: 05/26/2025
Filed by CIK 0001728562
Persons authorized to receive notices and communications: Huiyan Yang, No.1, Country Garden Road, Beijiao Town, Shunde District Foshan, Guangdong, China (F4), 528300, 86 757 2666 2233

## Reporting persons
- Huiyan Yang (CIK 0001728562): type of reporting person: individual (IN); citizenship or place of organization: Hong Kong (K3); source of funds: other (OO); sole voting power 5,000,000; shared voting power 0; sole dispositive power 5,000,000; shared dispositive power 0; aggregate amount beneficially owned 5,000,000 (4.2% of the class)
  Comment: (1) Ms. Huiyan Yang is the sole shareholder of SURE BRILLIANT GLOBAL LIMITED, which is the record holder of the Issuer's 5,000,000 Class A Ordinary Shares.
  
  (2) The percentage is calculated on an as-converted basis based on 31,079,795 Class A Ordinary Shares (excluding 235,022 Class A Ordinary Shares issued to The Bank of New York Mellon and reserved for further issuance to beneficiaries under the 2017 Share Incentive Plan) and 87,590,000 Class B Ordinary Shares issued and outstanding as of November 30, 2024, as disclosed in the Issuer's annual report on Form 20-F filed on December 13, 2024, assuming conversion of all Class B Ordinary Shares into Class A Ordinary Shares at a conversion rate of 1:1. Each holder of Class A Ordinary Shares is entitled to one vote per share and each holder of our Class B Ordinary Shares is entitled to 20 votes per share on all matters submitted to them for a vote. Accordingly, based on the foregoing, the Ordinary Shares beneficially owned by Ms. Huiyan Yang represent approximately 0.3% of the aggregate voting power of the total issued and outstanding Ordinary Shares of the Issuer.
- SURE BRILLIANT GLOBAL LIMITED: type of reporting person: corporation (CO); citizenship or place of organization: Virgin Islands British (D8); source of funds: other (OO); sole voting power 5,000,000; shared voting power 0; sole dispositive power 5,000,000; shared dispositive power 0; aggregate amount beneficially owned 5,000,000 (4.2% of the class)
  Comment: (1) Ms. Huiyan Yang is the sole shareholder of SURE BRILLIANT GLOBAL LIMITED, which is the record holder of the Issuer's 5,000,000 Class A Ordinary Shares.
  
  (2) The percentage is calculated on an as-converted basis based on 31,079,795 Class A Ordinary Shares (excluding 235,022 Class A Ordinary Shares issued to The Bank of New York Mellon and reserved for further issuance to beneficiaries under the 2017 Share Incentive Plan) and 87,590,000 Class B Ordinary Shares issued and outstanding as of November 30, 2024, as disclosed in the Issuer's annual report on Form 20-F filed on December 13, 2024, assuming conversion of all Class B Ordinary Shares into Class A Ordinary Shares at a conversion rate of 1:1. Each holder of Class A Ordinary Shares is entitled to one vote per share and each holder of our Class B Ordinary Shares is entitled to 20 votes per share on all matters submitted to them for a vote. Accordingly, based on the foregoing, the Ordinary Shares beneficially owned by SURE BRILLIANT GLOBAL LIMITED represent approximately 0.3% of the aggregate voting power of the total issued and outstanding Ordinary Shares of the Issuer.

## Item 1. Security and Issuer
Title of class of securities: Class A Ordinary Shares, par value $0.00001 per share Class B Ordinary Shares, par value $0.00001 per share
Name of issuer: Bright Scholar Education Holdings Limited
Address of issuer's principal executive offices: Suites 6-7, The Turvill Bldg Old Swiss, 149 Cherry Hinton Road, Cambridge, England, United Kingdom (X0), Cb1 7bx
Comment:
This amendment to Schedule 13D (the "Amendment No.6") amends and supplements the statement on Schedule 13D filed with the Securities and Exchange Commission (the "SEC") on December 31, 2018, as further amended and supplemented by the Amendment No. 1 filed with the SEC on January 15, 2019, the Amendment No. 2 filed with the SEC on February 19, 2019, the Amendment No. 3 filed with the SEC on May 2, 2022, the Amendment No. 4 filed with the SEC on January 3, 2023, and the Amendment No. 5 filed with the SEC on July 31, 2024 (the "Original Schedule 13D," as amended and supplemented by this Amendment No. 6, the "Schedule 13D") by each of Ms. Huiyan Yang and Sure Brilliant Global Limited (the "Reporting Persons").

Except as provided herein, this Amendment No. 6 does not modify any of the information previously reported on the Original Schedule 13D. Capitalized terms used but not defined in this Amendment No. 6 have the meanings ascribed to them in the Original Schedule 13D, as amended.

This Schedule 13D relates to Class A ordinary shares, par value $0.00001 per share (the "Class A Ordinary Shares") and Class B ordinary shares, par value $0.00001 per share (the "Class B Ordinary Shares") of Bright Scholar Education Holdings Limited, a Cayman Islands exempted company (the "Issuer"). The address of the principal executive offices of the Issuer is Suites 6-7, The Turvill Building Old Swiss, 149 Cherry Hinton Road, Cambridge, England, Cb1 7bx, United Kingdom.

The Issuer's American depositary shares (the "ADSs"), each representing four Class A Ordinary Shares, are listed on the New York Stock Exchange under the symbol "BEDU." As used in this Schedule 13D, the term "Ordinary Shares" or "Shares" includes Class A Ordinary Shares and Class B Ordinary Shares.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 of the Schedule 13D is hereby supplemented by inserting the following after the last paragraph thereof:

"The Reporting Persons together with Mr. Hongru Zhou, Mr. Ruolei Niu, Excellence Education Investment Limited ("Excellence Education") and Ultimate Wise Group Limited ("Ultimate Wise") intend to finance the Acquisition (as defined below) with equity and/or debt capital."

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of the Schedule 13D is hereby supplemented by inserting the following after the last paragraph thereof:

"On May 26, 2025, the Reporting Persons together with Mr. Hongru Zhou, Mr. Ruolei Niu, Excellence Education and Ultimate Wise jointly submitted a preliminary non-binding proposal (the "Proposal") to the board of directors of the Issuer. In the Proposal, the Reporting Persons together with Mr. Hongru Zhou, Mr. Ruolei Niu, Excellence Education and Ultimate Wise proposed to acquire all outstanding Class A Ordinary Shares, including Class A Ordinary Shares represented by ADSs, that are not already beneficially owned by the Reporting Persons, Mr. Hongru Zhou, Mr. Ruolei Niu, Excellence Education and Ultimate Wise in a going-private transaction for US$0.50 per Share (or US$2.00 per ADS) in cash (the "Acquisition"). The Proposal also provided, among other things, that the Reporting Persons together with Mr. Hongru Zhou, Mr. Ruolei Niu, Excellence Education and Ultimate Wise would (a) conduct customary due diligence on the Issuer and its subsidiaries and (b) negotiate and finalize definitive agreements with respect to the Acquisition that would provide for representations, warranties, covenants and conditions that would be typical, customary and appropriate for transactions of this type.

If the Acquisition is consummated, the ADSs will no longer be traded on the New York Stock Exchange and the Issuer's obligation to file periodic reports under the Securities Exchange Act of 1934 would terminate. No assurance can be given that any definitive agreement will be entered into or the Acquisition will be consummated. The Proposal provides that it does not constitute any binding commitment with respect to the Acquisition and that a binding commitment will result only from the execution of definitive agreements based on the terms and conditions therein.

References to the Proposal in this Schedule 13D are qualified in their entirety by reference to the Proposal, a copy of which is attached hereto as Exhibit 99.2 and incorporated herein by reference in its entirety.

The Reporting Persons acquired the Ordinary Shares reported herein for investment purposes. The Reporting Persons may, from time to time, make additional purchases of Ordinary Shares or ADSs either in the open market or in privately-negotiated transactions, depending upon the Reporting Persons' evaluation of the Issuer's business, prospects and financial condition, the market for the Ordinary Shares and the ADSs, other opportunities available to the Reporting Persons, general economic conditions, stock market conditions and other factors. Depending upon the factors noted above, the Reporting Persons may also decide to hold or dispose of all or part of their investments in Ordinary Shares and/or enter into derivative transactions with institutional counterparties with respect to the Issuer's securities, including the Ordinary Shares and the ADSs.

Except as set forth in this Item 4 or Item 6 below, the Reporting Persons have no present plans or proposals that relate to or that would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D of the Act."

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 of the Schedule 13D is hereby supplemented by inserting the following after the last paragraph thereof:

"The information of the Acquisition set forth in or incorporated by reference in Items 4 of this Schedule 13D is incorporated by reference into this Item 6."

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
99.1* Joint Filing Agreement dated July 26, 2024 by and among the Reporting Persons
99.2 Proposal Letter dated May 26, 2025 from Mr. Hongru Zhou, Mr. Ruolei Niu, Excellence Education, Ultimate Wise and Sure Brilliant to the board of directors of the Issuer

* Previously filed.

## Signatures
- Huiyan Yang: /s/ Huiyan Yang, Huiyan Yang (05/28/2025)
- SURE BRILLIANT GLOBAL LIMITED: /s/ Huiyan Yang, Huiyan Yang/Director (05/28/2025)